UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MDC Partners Inc.

(Name of Issuer)

Class A Subordinate Voting Shares without par value

(Title of Class of Securities)

552697104

(CUSIP Number)

Miles S. Nadal

c/o Platinum Pineapple

PO Box SS-19221

Nassau, Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1		NAMES OF REPORTING PERSONS Miles S. Nadal
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 620,043
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 620,043
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(1)
14		TYPE OF REPORTING PERSON IN

(1) Based on 50,794,578 Class A Shares of the Issuer outstanding as of October 26, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2015.

CUSIP No. 552697104	13D/A	Page 3 of 4

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Miles S. Nadal (the “Reporting Person”) on March 26, 2007, as amended and supplemented by Amendment No. 1 filed on May 12, 2014 and Amendment No. 2 filed on October 29, 2015 (the “Schedule 13D”), relating to the Class A Subordinate Voting Shares without par value (the “Class A Shares”) of MDC Partners Inc., a Canadian corporation (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 3, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated as set forth below:

Mr. Nadal owns securities of the Issuer for investment purposes. Mr. Nadal intends to review on a continuing basis his investment in the Issuer and may from time to time decrease his investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Mr. Nadal, general stock market and economic conditions, tax considerations and other factors.

On May 13, 2014, the Issuer and Mr. Nadal entered into an underwriting agreement and a price determination agreement with BMO Capital Markets Corp. Pursuant to such agreements, Mr. Nadal agreed to sell 3,500,000 of his Class A Shares in a registered secondary public offering to the Underwriter at a price of $23.14 per share.

In addition, on October 29, 2015, Mr. Nadal sold an aggregate of 1,842,000 shares of his Class A shares at an average price per share (net of commissions) of $20.50 in open market transactions. On November 18, 2015, Mr. Nadal sold an aggregate of 3,200,000 shares of his Class A shares at an average price per share (net of commissions) of $20.50 in open market transactions.

Item 6 of the Schedule 13D is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as set forth below:

(a) As of November 18, 2015, the Reporting Person beneficially owned an aggregate of 620,043 Class A Shares, representing an aggregate of 1.2% of the outstanding Class A Shares.

(b) Mr. Nadal has the sole power to vote and the sole power to dispose or to direct the disposition of all of his beneficially owned Class A Shares.

(c) On November 18, 2015, Mr. Nadal sold an aggregate of 3,200,000 shares of Common Stock at an average price per share (net of commissions) of $20.50 in open market transactions.

(d) Not applicable.

(e) As of November 18, 2015, Mr. Nadal ceased to be the beneficial owner of more than five percent of the outstanding Class A Shares.

CUSIP No. 552697104	13D/A	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2015

/s/ Miles S. Nadal
Miles S. Nadal